Mail Stop 6010

September 3, 2008

VIA U.S. MAIL

Mr. Timothy P. Halter
Chief Executive Officer and Chief Financial Officer
Marketing Acquisition Corporation
12890 Hilltop Road
Argyle, Texas 76226

   Re: **Marketing Acquisition Corporation**
      Form 10-KSB for the year ended December 31, 2007
      File No. 000-52072

Dear Mr. Halter:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

         Sincerely,

         Angela Crane
         Accounting Branch Chief